FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-        N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.9 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: October 8, 2008

Exhibit 99.9

China Medical Technologies Acquires HPV-DNA Biosensor Chip and SPR-based Analysis System

•	Broadening Molecular Diagnostic Platforms and Product Offerings

•	Strengthening the Company’s Leading Position in the Molecular Diagnostic Market in China

•	Increasing the Company’s High Margin Recurring Revenues

•	Expecting Accretion to Adjusted Earnings per ADS for FY2009 and Significantly Higher Accretion thereafter

Beijing, October 7, 2008 – China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products and high intensity focused ultrasound tumor therapy systems, today announces that it has entered into a definitive asset acquisition agreement (the transactions contemplated by the asset acquisition agreement, the “Acquisition”) with Molecular Diagnostics Technologies Limited to purchase its HPV-DNA Biosensor Chip and Surface Plasmon Resonance based Analysis System (the “SPR System”) for the detection of human papillomavirus (“HPV”), which causes cervical cancer and sexually transmitted disorders.

Under the terms of the asset acquisition agreement, the Company will pay an aggregate cash consideration of US$345 million in installments with the final payment to be made one year after the closing of the Acquisition. The Company expects to use its existing available cash to pay for the Acquisition. The closing of the Acquisition is subject to customary closing conditions and is expected to occur in December 2008 or January 2009. No regulatory approvals are needed for the consummation of the Acquisition.

HPV is a common virus that infects the skin and mucous membranes of humans, causing various kinds of warts as well as cervical cancer. More than 100 types of HPV have been identified. While infection by most types of HPV are relatively harmless, some can cause skin or genital warts (“low-risk”) and others can cause cervical cancer (“high-risk”). Almost all types of cervical cancer are associated with high-risk HPV infection. However, HPV tests available in the China market are insufficient in addressing clinical needs as they can only classify the virus into the high-risk or the low-risk category or have high false positive or negative rates in identifying specific HPV genotypes.

HPV-DNA Biosensor Chip (the “HPV Chip”) is a label-free DNA chip for the diagnosis of HPV infection and genotyping of HPV. The HPV Chip can identify each of 24 distinctive common HPV genotypes, including 16 high-risk genotypes and 8 low-risk genotypes. The HPV Chip not only has high sensitivity and specificity, but also has short detection time. It can also identify mixed HPV infection and can be used to guide individual therapy and vaccination. The HPV Chip is expected to be used in the gynecology and dermatology departments of hospitals.

The SPR System utilizes Surface Plasmon Resonance (“SPR”) technology, the leading biosensor technology in molecular biology. SPR technology has been successfully used for the analysis of proteins, nucleic acids and viruses for the past 20 years and has become as a powerful platform for life sciences, drug discovery, medicine and food safety. HPV can be detected by adding pathological samples on the HPV Chip which is analyzed with the SPR System. The SPR System is label-free with high throughput, high speed and a high degree of automation. The detection results can be displayed on a real-time and online basis. The SPR System can be used in various clinical diagnostic applications, such as the detection of biomarkers related to infectious diseases, cancers, cardiovascular disorders and immune system disorders. The Company plans to develop and introduce more products for such applications.

“We expect this Acquisition to further strengthen our leading position in the high-end IVD market in China,” said Mr. Xiaodong Wu, Chairman and CEO of the Company. “The Acquisition satisfies all our acquisition principles: advanced IVD technology especially molecular diagnostic technology, high gross margin, huge market potential covering a large population of existing and potential users and complementary and synergistic to our existing product offerings.”

“We undertook extensive due diligence on the Acquisition and discussed the potentials and clinical benefits of the HPV Chip and the SPR System with many gynecological doctors from our large hospital customers. These doctors believe that the HPV Chip and the SPR System can address the strong clinical demand for the early detection of cervical cancer and they are eager to use these products,” Mr. Wu continued. “According to 2007 statistics from the China Ministry of Health, there are approximately 170 million gynecological tests being performed in China every year, and about 50 million of these are related to cervical cancer. We estimate that approximately 400 million women in China are in the age range who should undertake regular gynecological check ups and approximately 30% of this group should receive cervical cancer-related tests. We believe the market for HPV testing will increase significantly as more people understand the cause and prevention of cervical cancer. Assuming 30% of the cervical cancer-related tests are HPV tests, the market potential of the HPV Chip could reach US$700 million in China.”

“From the standpoint of cervical cancer development, HPV infects cervical cells which result in genetic abnormalities such as TERC gene amplification. As such, we plan to bundle sales of the HPV Chip with our specific FISH probes which can effectively detect both HPV infection and TERC gene amplification to achieve early diagnosis of cervical cancer and to provide treatment guidance. Our direct sales network will expedite the process of introducing the HPV Chip and the SPR System to our existing and potential large hospital customers. We expect the Acquisition to broaden our range of molecular diagnostic product offerings, increase our high margin recurring revenues and provide an additional growth engine. We expect the integration process for the Acquisition to be smooth and plan to begin offering the HPV Chip and the SPR System in 1QFY2009,” Mr. Wu concluded.

Potential Benefits of the Acquisition

•

HPV genotype identification is a large unmet market in China and the launch of the HPV Chip is expected to address the clinical needs for HPV testing in relation to the diagnosis of cervical cancer and sexually transmitted disorders;

•	HPV Chip is expected to generate high gross margin and recurring revenues;

•	The Company will bundle the HPV Chip with its FISH probes to create a molecular diagnostic product package for cervical cancer diagnosis and treatment guidance;

•	The Company believes that the Acquisition will strengthen its leading position in the molecular diagnostic market in China; and

•	The Company plans to utilize its direct sales network to expedite the sale of the HPV Chip and believes the launch of the HPV Chip will in turn expedite the expansion of its direct sales network.

Outlook for the Acquisition

The Company expects the Acquisition to contribute to revenues in 1QFY2009, which is the second calendar quarter of 2009. The Company further expects revenues from its IVD businesses to reach 80% of its total revenues in FY2009. The Company expects all of its IVD revenues to come from selling its FISH probes, ECLIA reagent kits and HPV Chips, all of which generate high gross margin and are recurring in nature.

The Company plans to provide the SPR System to the hospitals free of charge because it is a closed system and the strategy will expedite the placement of the SPR System with the Company’s existing and potential hospital customers through its direct sales network. The Company expects the HPV Chip to generate revenues ranging from RMB160 million (US$23.6 million) to RMB180 million (US$26.5 million) in FY2009. Gross margin of the HPV Chip is estimated to be around 80%. Sales of the HPV Chip are recurring in nature and are expected to grow rapidly in subsequent years. Based on these targets and the strategy of providing the SPR System to hospitals, the Company expects the Acquisition to be accretive to its non-GAAP adjusted earnings per ADS in FY2009, ranging from Rmb1.1 (US$0.16) to RMB1.4 (US$0.21), assuming a diluted number of ADS of 36.2 million. The Company expects significantly higher accretion to its non-GAAP adjusted earnings per ADS in subsequent years.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.7899 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of Tuesday, September 30, 2008.

Non-GAAP Measure Disclosures

The Company uses non-GAAP measures such as adjusted earnings per ADS, which are adjusted from results based on United States Generally Accepted Accounting Principles (“GAAP”) to exclude the impact of non-cash stock compensation expense and amortization of acquired intangible assets. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company’s management also believes the non-GAAP financial measures are useful for itself and investors because it makes more meaningful comparisons of the Company’s current results of operations to those of prior periods. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial measures in accordance with GAAP.

Advisors

Credit Suisse (Hong Kong) Limited acted as the Company’s financial advisor and Morrison & Foerster LLP acted as the Company’s legal counsel in the Acquisition.

Conference call

The Company’s management team will host a conference call at 8:00 a.m. Eastern Time on October 7, 2008 (8:00 p.m. Beijing/Hong Kong time on the same date) to discuss the Acquisition.

The dial-in details for the live conference call are as follows:

•	U.S. toll free number 1-800-659-1942

•	International dial-in number 1-617-614-2710

Passcode CMEDCALL

A live webcast of the conference call will be available on http://ir.chinameditech.com.

A replay of this webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 a.m. Eastern Time on October 8, 2008.

The dial-in details for the replay are as follows:

•	U.S. toll free number 1-888-286-8010

•	International dial-in number 1-617-801-6888

Passcode 48258295

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products using Enhanced Chemiluminescence (ECLIA) technology and Fluorescent in situ Hybridization (FISH) technology, to detect and monitor various diseases and disorders, and system using High Intensity Focused Ultrasound (HIFU) for the treatment of solid cancers and benign tumors. For more information, please visit www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, China Medical Technologies’ expectations of business and financial results in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, including risks related to: possible delays in the closing of the Acquisition contemplated by the asset acquisition agreement, which may be caused by factors outside of the Company’s control; the Company’s ability to successfully commercialize the products utilizing the SPR technology and launch the products in China in a timely manner; the risk that the market for HPV and other diagnostic products utilizing SPR technology may not be as large as the Company’s management expects; and the risk that other medical device manufacturers may introduce diagnostic tests in China which can compete with the HPV Chip and the SPR System effectively. Further information regarding these and other risks is included in China Medical Technologies’ filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. China Medical Technologies does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Sam Tsang

Tel: 86-10-6530-8833

Email: IR@chinameditech.com